APX Group, Inc.

4931 North 300 West

Provo, Utah 84604

VIA EDGAR

September 20, 2016

Re:	APX Group, Inc., APX Group Holdings, Inc. and other Guarantors
Registration Statement on Form S-4 (File No. 333-213674)

Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549

Ladies and Gentlemen:

APX Group, Inc., a Delaware corporation (the “Issuer”), APX Group Holdings, Inc., a Delaware corporation (the “Parent Guarantor”) and certain subsidiaries of the Issuer listed in the above-referenced Registration Statement on Form S-4 (together with the Parent Guarantor, the “Guarantors” and together with the Issuer, the “Registrants”) pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated so that the Registration Statement may become effective at 3:00 p.m., Eastern Standard Time, on September 23, 2016, or as soon thereafter as practicable. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we or our representatives speak with you on that date.

The Registrants hereby acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Igor Fert at (212) 455-2255 or William Golden at (202) 636-5526 of Simpson Thacher & Bartlett LLP.

Very truly yours,

APX Group, Inc.
and the Co-registrants

By:	/s/ Patrick E. Kelliher
Name: Patrick E. Kelliher
Title: Chief Accounting Officer